Filed Pursuant to Rule 424(b)(5)

Registration No. 333-266748

AMENDMENT NO. 3 DATED SEPTEMBER 16, 2025

To Prospectus Supplements dated July 1, 2025, April 10, 2025 and March 14, 2025

(to Prospectus dated August 18, 2022)

Up to $9,985,579

Ordinary Shares

This Amendment No. 3, or the Amendment, amends and supplements the information in the prospectus, dated August 18, 2022, filed with the Securities and Exchange Commission as a part of our registration statement on Form F-3 (File No. 333-266748), as previously supplemented by our prospectus supplement dated March 14, 2025, our prospectus supplement dated April 10, 2025 and our prospectus supplement dated July 1, 2025, or, collectively, the Prior Prospectus, relating to the offer and sale of up to $7,117,720 of our ordinary shares, no par value, or Ordinary Shares, pursuant to the sales agreement, or the Sales Agreement, with A.G.P./Alliance Global Partners, or A.G.P., dated March 14, 2025. This Amendment should be read in conjunction with the Prior Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectus. This Amendment is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectus and any future amendments or supplements thereto.

We are filing this Amendment to supplement and amend, as of September 16, 2025, the Prior Prospectus to increase the maximum aggregate offering price of our Ordinary Shares that may be offered, issued and sold under the Sales Agreement from $7,117,720 to $9,985,579. Accordingly, we may offer and sell Ordinary Shares having a maximum aggregate offering price of up to $9,985,579.

Sales of our Ordinary Shares, if any, under the Prior Prospectus and this Amendment, may be made in sales deemed to be “at the market offerings” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, or the Securities Act. A.G.P. is not required to sell any specific number or dollar amount of securities but will act as a sales agent on a best efforts basis and will use commercially reasonable efforts consistent with its normal trading and sales practices, on mutually agreed terms between A.G.P. and us. There is no arrangement for funds to be received in any escrow, trust or similar arrangement. To date, we have sold an aggregate of $4,701,062 of our Ordinary Shares pursuant to the Sales Agreement.

A.G.P. will be entitled to compensation at a commission rate of 3.0% of the gross sales price per share sold pursuant to the terms of the Sales Agreement. See “Plan of Distribution” beginning on page S-12 of the Prior Prospectus for additional information regarding the compensation to be paid to A.G.P. In connection with the sale of our Ordinary Shares on our behalf, A.G.P. will be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation of the A.G.P. will be deemed to be underwriting commissions or discounts. We also have agreed to provide indemnification and contribution to A.G.P. with respect to certain liabilities, including liabilities under the Securities Act and the Securities Exchange Act of 1934, as amended.

Our Ordinary Shares are listed on The Nasdaq Capital Market, or Nasdaq, under the symbol “IINN”. On September 15, 2025, the last reported sale price of our Ordinary Shares on Nasdaq was $1.17 per Ordinary Share.

The aggregate market value of our Ordinary Shares held by non-affiliates as of September 16, 2025, pursuant to General Instruction I.B.5 of Form F-3 is $44,059,923 which was calculated based on 32,567,244 Ordinary Shares outstanding held by non-affiliates and at a price of $1.47 per Ordinary Share, the closing price of our Ordinary Shares on July 17, 2025. We have sold an aggregate of approximately $4,701,062 of securities pursuant to General Instruction I.B.5. of Form F-3 during the 12-calendar month calendar period that ends on, and includes, the date of this Amendment and, as a result, the capacity to sell securities under our Form F-3 Registration Statement pursuant to General Instruction I.B.5. is currently $9,985,579.

Investing in our Ordinary Shares involves risk. See “Risk Factors” beginning on page S-4 of the Prior Prospectus and in the documents incorporated by reference into the Prior Prospectus for a discussion of information that should be considered in connection with an investment in our Ordinary Shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prior Prospectus, this Amendment or the accompanying prospectus. Any representation to the contrary is a criminal offense.

A.G.P.

The date of this prospectus supplement is September 16, 2025.